Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

September 9, 2025

Mr. Nasreen Mohammed/Mr. Doug Jones/Ms. Rebekah Reed/Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No. 12 to Registration Statement on Form S-1
Filed August 19, 2025
File No. 333-281589

Ladies and Gentlemen:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 3, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). We have filed an amendment No. 13 to the Form S-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 12 to Registration Statement on Form S-1 filed August 19, 2025

Capitalization, page 34

1.	You disclose in the table 75,000 shares are authorized for preferred stock and 110,000,000 shares are authorized for common stock. Disclosure elsewhere in the filing, e.g., pages F-24 and F-51, states 10,000,000 shares and 100,000,000 shares are authorized, respectively. Additionally, on page 86 under “General” you disclose 100,000,000 shares are authorized for common stock but do not disclose the number of shares authorized for preferred stock. Please revise and conform your disclosures for consistency as appropriate throughout the filing, including the shareholders’ equity section of each balance sheet presented.

Response: The Company has amended pages 34, 86, F-3, and F-30 of the Amendment in response to the Staff’s comments.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity, page F-32

2.	In the section of the table that rolls forward March 2025 to June 2025, you present a line item for “Notes issued during the period” in the amount of $2,699,820 in the additional paid in capital column. It appears this amount is associated with the conversion of the notes into common stock. If true, please describe the line item accordingly, or advise.

Response: The Company has amended page F-32 of the Amendment in response to the Staff’s comments.

Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-33

3.	It appears you should disclose the conversion of the convertible notes into common stock in the interim period ended June 30, 2025 in a section for noncash investing and financing activities pursuant to ASC 230-10-50-3 and 4. Please revise as appropriate.

Response: The Company has amended page F-33 of the Amendment in response to the Staff’s comments.

General

3.	We note your disclosure at page 23 regarding the July 23, 2025 judicial order requiring “that Society Pass place 3,000,000 common shares of the Company in escrow pending further order of the court.” Please acknowledge this order and placement of the shares in escrow earlier in the filing, such as where your relationship with Society Pass is discussed in the prospectus summary and where you disclose the number of outstanding common stock. Where appropriate, please elaborate on any material risks associated with the shares being placed in escrow and, to the extent known, potential outcomes of the litigation and associated risks. For example, disclosure at page 84 suggests that the shares could be transferred to the plaintiff.

Response: The Company has amended the cover page, pages 4, 8, and 23 of the Amendment in response to the Staff’s comments.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Kriangkrai Chaimongkol